Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

CENTOGENE N.V.

INTRODUCTION

Article 1

1.1                              This document sets out the Company’s code of business conduct and ethics, consisting of the principal business, ethical, moral and legal standards which the Company Group and all Employees and Officers are expected to observe.

1.2                              This policy shall be posted on the Company’s website.

DEFINITIONS AND INTERPRETATION

Article 2

2.1                              In this policy the following definitions shall apply:

Alleged Irregularity

An irregularity of a general, operational or financial nature which is detected, or is suspected on reasonable grounds, within the Company’s organisation, including the imminent or actual:

a.                                      performance of criminal acts, such as fraud, bribery or corruption;

b.                                      violation of applicable laws and regulations;

c.                                       violation of ethical or professional standards, including the standards set out in this policy;

d.                                      endangerment of public health, safety or the environment;

e.                                       suppression, destruction, withholding or manipulation of information on the irregularity concerned.

Article	An article of this policy.

Chairman	The chairman of the Supervisory Board.

Company	Centogene N.V.

Company Group	The Company and its Subsidiaries collectively or, where the context so requires, any of them individually.

Compliance Officer	The Company’s compliance officer.

Employee	An employee of the Company Group.

Government Official

Any individual who:

a.             recently held, holds or can reasonably be expected to soon hold a legislative, political or judicial position of any kind;

b.             is an employee or officer of an organisation or entity which is controlled, directly or indirectly, by a government or any constituency of a government; or

c.             is otherwise designated as a government official under the Company’s anti-corruption policy

Management Board	The Company’s management board.

Managing Director	A member of the Management Board.

Officer	A Managing Director, a Supervisory Director, a (managing) director or supervisory director of any Subsidiary, or any other officer of the Company Group who is not an Employee.

Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a of the Dutch Civil Code.

Supervisory Board	The Company’s supervisory board.

Supervisory Director	A member of the Supervisory Board.

Whistleblower	A person reporting an Alleged Irregularity as described in Article 17.

2.2                              References to statutory provisions are to those provisions as they are in force from time to time.

2.3                              Terms that are defined in the singular have a corresponding meaning in the plural.

2.4                              Words denoting a gender include each other gender.

2.5                              Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

GENERAL PRINCIPLES

Article 3

3.1                              The Company Group is committed to conduct its business in accordance with the highest business, ethical, moral and legal standards, in good faith, with due care and in the best interests of the Company Group, its businesses and its stakeholders.

3.2                              This policy is not intended to be exhaustive and cannot address every possible situation that may arise, but the Company Group and each Employee and Officer is expected to act at all times to uphold the letter and spirit of this policy, with honesty, integrity and fairness.

3.3                              The Company Group shall comply with the laws and regulations of all applicable jurisdictions. Each Employee and Officer is expected to familiarise himself with applicable laws and regulations, to the extent relevant and appropriate in relation to the performance of his activities for the Company Group.

3.4                              Compliance with this policy is not only the responsibility of the Company Group, but also of each Employee and Officer, and each of them is expected to actively support the values and principles set out herein.

3.5                              It is the responsibility of all Employees and Officers to regularly review and refresh their knowledge and understanding of this policy. Employees and Officers may be asked to sign a written acknowledgement of their understanding of, and agreement to abide by, this policy.

3.6                              Failure to observe this policy may not only result in legal difficulties for the Company Group, but could also give rise to legal and/or disciplinary action against the Employee or Officer concerned, including dismissal. Depending on the nature of the non-compliance, failure to observe this policy may be reported to the appropriate authorities.

3.7                              If an Employee or Officer has any questions concerning the application or interpretation of this policy, he should seek the advice of his direct supervisor, who may consult with the Company’s legal department when appropriate.

FAIR DEALING, DISCRIMINATION AND HARASSMENT

Article 4

4.1                              Employees and Officers are expected to deal fairly and respectfully with the Company Group’s customers, suppliers, other business partners, competitors, and with each other.

4.2                              The Company Group is committed to the principles of non-discrimination, respect for human rights and individual freedoms. Harassment, which includes unwanted sexual advances, subtle or overt pressure for sexual favours, badgering, innuendos and offensive propositions, are not tolerated.

4.3                              Employees and Officers:

a.                                     shall maintain a work environment where personal dignity of the individual is respected;

b.                                     shall not discriminate or harass on the basis of race, gender, culture, appearance, national origin, religious belief, sexual preference or on the basis of any other personal characteristics;

c.                                      shall not engage in coercion or intimidation in the workplace; and

d.                                     shall not knowingly work with companies or organisations that use forced or child labour.

WORKPLACE HEALTH AND SAFETY

Article 5

5.1                              The Company Group is committed to protect and promote the health, safety and security of its Employees and Officers.

5.2                              Without prejudice to any requirements under applicable laws and regulations, Employees and Officers shall endeavour to participate in health and safety training activities to the extent relevant and appropriate in relation to the performance of their activities for the Company Group.

5.3                              If an Employee or Officer becomes aware of a health or safety incident, or reasonably suspects a health and safety risk, he shall report this promptly to his direct supervisor, who shall consult with the appropriate level of management.

5.4                              It is forbidden to illegally possess or consume drugs while working on Company Group premises or otherwise conducting Company Group business. Employees and Officers may not be impaired by drugs or alcohol at work.

ENVIRONMENT

Article 6

6.1                              The Company Group is committed to protect the environment by preventing and minimising, to the extent possible and practicable, the environmental impact of its activities and products through appropriate design, manufacturing, distribution and disposal practices.

6.2                              The Company Group also expects all Employees and Officers to take individual responsibility in protecting the environment while performing their activities for the Company Group.

6.3                              If an Employee or Officer becomes aware of, or reasonably suspects, any violation of environmental law, or the taking of any action that is aimed at concealing such a violation, he shall promptly report the matter to his direct supervisor, who shall consult with the appropriate level of management and/or, if required, the Company’s legal department. If such direct supervisor is the culprit (or alleged culprit) of the violation or concealment concerned, the Employee or Officer may report the matter directly to the appropriate level of management.

COMPETITION AND ANTITRUST MATTERS

Article 7

7.1                              Many jurisdictions have competition and antitrust laws and regulations which are designed to ensure that competition is fair and honest. Such laws and regulations typically prohibit agreements and actions among competitors that affect competitive conditions of trade and other practices that restrict fair and honest competition.

7.2                              To support fair and honest competition, Employees and Officers:

a.                                     shall not knowingly enter into an agreement or tacit understanding with competitors of the Company Group which would illegally restrict fair and honest competition;

b.                                     shall practice great reticence when discussing competitive issues relating to the Company Group’s businesses (including the Company Group’s strategies and the identity of its customers, suppliers and other business partners), except to the extent that such information is publicly available other than through improper disclosure;

c.                                      shall limit communications, when participating in joint ventures and industry associations involving competitors, to communications required for conducting business;

d.                                     shall not knowingly use market power or market information in a way that may restrict fair and honest competition; and

e.                                      shall not engage in unfair or deceptive acts or practices.

BRIBERY AND MONEY LAUNDERING

Article 8

8.1                              Employees and Officers shall not participate in any form of illegal bribery or money laundering. Employees and Officers should refer to the Company’s anti-corruption policy, which contains detailed rules on improper payments, including bribery and money laundering.

8.2                              Employees and Officers are expected not to offer, promise, pay, give or authorize the giving of anything of value to or from any individual outside the Company Group, including in particular any Government Official or any family member of a Government Official, with the intention of influencing a business or official decision and/or to obtain or retain a business advantage or any other advantage.

RECORD KEEPING

Article 9

9.1                              Employees and Officers shall ensure that all books, records and data carriers of the

Company Group are retained, presented and disposed of in accordance with applicable laws and regulations. Employees and Officers shall never falsify, alter, destroy or conceal any such books, records or data carriers in order to impair the integrity or availability thereof in an illegal manner.

9.2                              Financial transactions carried out by the Company Group shall be recorded properly, accurately and fairly, in the correct accounts and within the relevant accounting period, all with due observance of applicable laws, regulations and accounting policies.

CONFIDENTIAL INFORMATION

Article 10

10.1                       Confidential information relating to the Company Group shall not be used for personal gain or for purposes other than performing activities for the Company Group as an Employee or Officer.

10.2                       To protect confidential information relating to the Company Group, Employees and Officers:

a.                                     shall not discuss confidential information in places where it is likely to be overheard by someone outside the Company Group;

b.                                     shall strictly limit conversations involving confidential information to business settings;

c.                                      shall not disclose or use confidential information for personal gain;

d.                                     shall not leave papers or other data carriers containing confidential information in public places or in places where such information might be read or discovered by someone outside the Company Group; and

e.                                      shall exert their best efforts to avoid inadvertent disclosure of confidential information.

10.3                       Employees and Officers shall promptly inform the Company’s legal department upon becoming aware that confidential information relating to the Company Group has been wrongly obtained by someone outside the Company Group, or if such information has been misplaced, mishandled or improperly disclosed.

10.4                       For purposes of this Article 10, “confidential information” includes non-public information that, if improperly disclosed, could be useful to competitors or harmful to the Company Group, its partners, suppliers, clients or another third party, or that is material to a reasonable investor’s decision to buy or sell the Company’s securities or securities of its business partners. For example, earnings, forecasts, business plans and strategies, significant restructurings, potential acquisitions, formulas, pricing, patient data, client or sales information, research, new product development, undisclosed marketing and promotional activity, intellectual property development, significant management changes, auditor reports, and events regarding the Company’s securities would all qualify as “confidential information”.

COMPANY GROUP PROPERTY AND RESOURCES

Article 11

11.1                       Employees and Officers shall take appropriate measures to ensure the efficient and legitimate use of property and resources of the Company Group. An Employee or Officer shall promptly report to his direct supervisor any misuse of Company Group resources.

11.2                       Without proper authorisation from their direct supervisor, Employees and Officers shall not:

a.                                     obtain, use or divert property or resources of the Company Group for personal gain; or

b.                                     materially alter, remove or destroy property or resources of the Company Group or use services provided by the Company Group, except in the ordinary course of performing activities for the Company Group.

11.3                       Company Group property also includes intangible assets such as intellectual property. Company Group intellectual property may also include Employee and Officer work product. Employees and Officers should promptly disclose any invention related to the Company Group’s business, so that it may receive the same protection as other intellectual property of the Company Group.

COMPUTER, E-MAIL AND INTERNET USAGE

Article 12

12.1                       Computers, laptops, handheld devices, e-mail and internet access are provided by the Company Group primarily for business use. All Employees and Officers should use the same care, caution and etiquette in sending an e-mail (or when making use of other electronic means of communication) as they would in corresponding in paper form.

12.2                       Employees and Officers shall not download any data at work that is unprofessional or inappropriate for use or viewing in a business context.

12.3                       An Employee or Officer shall promptly report to his direct supervisor any situation in which data has been compromised or when such Employee or Officer suspects a data breach or has become aware of a data breach, including the loss or theft of a computer, laptop or handheld device.

12.4                       Employees and Officers shall always secure their computers and laptops provided by the Company Group with a strong password which is regularly changed. Employees and Officers are strongly discouraged to write down these passwords and should not, under any circumstance, give their password to others (including to other Employees or Officers). At work, screens of computers and laptops must be locked when an Employee or Officer leaves his desk.

CORPORATE OPPORTUNITIES

Article 13

13.1                       Employees and Officers are expected to advance the Company Group’s legitimate business interests.

13.2                       An Employee or Officer shall not:

a.                                     enter into competition with the Company Group;

b.                                     provide unjustified advantages to third parties to the detriment of the Company Group;

c.                                      discuss any confidential information (as described in further detail in Article 10.4) with competitors of the Company Group; or

d.                                     take advantage of business opportunities available to the Company Group for himself or for his spouse, registered partner or other life companion, foster child or any relative by blood or marriage up to the second degree.

13.3                       If an Employee or Officer discovers, or is presented with, a business opportunity through the use of property or resources of the Company Group, or because of his position with the Company Group, he shall first disclose the terms and conditions of such business opportunity to his direct supervisor, who shall consult with the appropriate level of management to determine whether the Company Group wishes to pursue the business opportunity concerned.

GOVERNMENT RELATIONS AND POLITICAL AFFAIRS

Article 14

14.1                       When dealing with the government or Government Officials in performing activities for the Company Group, Employees and Officers shall conduct themselves according to the highest business, ethical, moral and legal standards. Employees and Officers should refer to the Company’s anti-corruption policy, which contains detailed rules on interactions with Government Officials.

14.2                       Without prejudice to Article 14.3, the Company Group shall practice great reticence when considering to make contributions to political parties or candidates at any level of government, regardless of local laws and regulations.

14.3                       From time to time, issues of significant importance to the financial and business well-

being of the Company Group may arise in a political context. The Company Group may participate in such political processes in order to advance its legitimate business interests, including through lobbying, publication of its views in the media and supporting interested organisations, subject to compliance with the highest ethical standards and legal requirements.

INTERNATIONAL BUSINESS PRACTICES

Article 15

15.1                       The Company Group:

a.                                     shall not expand its business into a new foreign country without discussing it with the appropriate level of management and the Company’s legal department;

b.                                     shall be particularly sensitive to dealings with countries that are involved in conflicts or subject to international sanctions;

c.                                      when involved in exports, shall observe all laws, regulations and international trade agreements that govern the shipment of the Company Group’s products and services to the importing country and vice versa; and

d.                                     shall consult with the Company’s legal department when appropriate for specific guidelines for conducting international business.

15.2                       Employees and Officers shall apply the Company Group’s business, ethical, moral and legal standards when conducting business in foreign countries, even if culture or common practice might indicate that contradicting or lesser standards of conduct are acceptable.

MEDIA AND OTHER COMMUNICATIONS

Article 16

16.1                       The Company Group will disclose information to the public only through specific channels. Unless an Employee or Officer has received proper authorisation to speak on behalf of the Company Group by the appropriate level of management, an Employee or Officer should decline to comment in response to any media requesting information about matters relating to the Company Group, regardless of whether the request is made off the record, for background, or confidentially.

16.2                       Employees and Officers are expected to conduct themselves in a manner that reflects positively on the Company Group. When expressing personal views in any media, including television, radio, chat rooms, forums, social media platforms and other electronic media, it should be clear that such statements are personal and do not represent the Company Group’s point of view.

WHISTLEBLOWERS POLICY

Article 17

17.1                       Current and former Employees and Officers may report Alleged Irregularities to the Compliance Officer.

17.2                       Alleged Irregularities concerning the functioning of:

a.                                     the Compliance Officer may be reported to any Managing Director;

b.                                     a Managing Director or a Supervisory Director who is not the Chairman may be reported to the Chairman; and

c.                                      the Chairman may be reported to the CEO.

17.3                       Alleged Irregularities shall be reported promptly. Reporting of Alleged Irregularities may be done anonymously through the use of [e-mail address/online reporting portal] or in writing to the responsible persons listed above. Anyone reporting an Alleged Irregularity should provide as much relevant and concrete information as possible in order for the Alleged Irregularity to be investigated properly. If concerns or complaints require confidentiality, including keeping an identity anonymous, the Company will endeavor to protect this confidentiality, subject to applicable laws, regulations or legal proceedings. Each reported Alleged Irregularity shall be treated seriously.

17.4                       Each Whistleblower has the right, and shall be given the opportunity by the Company Group, to consult with an independent confidential counsellor concerning the Alleged Irregularity reported by such Whistleblower. Such counsellor shall be designated by the Compliance Officer.

17.5                       The Company Group shall treat and safeguard as private and confidential the identity of each Whistleblower, as well as any Alleged Irregularity reported by such Whistleblower. Such information shall not be disclosed by the Company Group, unless:

a.                                     with the consent of the Whistleblower concerned;

b.                                     this is required under applicable laws or regulations, Stock Exchange requirements and/or an order by any competent authority; or

c.                                      it concerns a disclosure to the professional advisors of the Company Group or of the Whistleblower concerned, subject to a duty of confidentiality and only to the extent necessary for any lawful purpose.

17.6                       The Company Group shall not take disciplinary action or other adverse employment action against a Whistleblower in retaliation for properly reporting Alleged Irregularities in good faith, or for providing truthful information in good faith in connection with any investigation, inquiry, hearing or legal proceedings involving Alleged Irregularities. However, a Whistleblower who knowingly reports Alleged Irregularities in a manner which is not truthful and in good faith, or does so in a reckless or frivolous manner, may be subject to legal and/or disciplinary action, including dismissal.

INSIDER TRADING

Article 18

The applicable restrictions and prohibitions on market abuse, including concerning the unlawful use and disclosure of inside information, tipping and market manipulation, are specific and complex. Employees and Officers should refer to the Company’s insider trading policy, which contains detailed rules on the possession of, and conducting and effecting transactions in, the Company’s shares and certain other financial instruments.

DISPENSATION

Article 19

19.1                       At the request of an Employee or Officer, the Compliance Officer may grant a dispensation from certain provisions of this policy, but only in exceptional circumstances, after consultation with the appropriate level of management and the Company’s legal department, and provided that no dispensation can be granted for matters which follow from mandatory provisions of applicable laws and regulations.

19.2                       When considering a request for dispensation, the Compliance Officer shall practice great reticence if the matter concerned has the potential of damaging or violating the spirit of the Company Group’s business, ethical, moral and legal standards as set out in this policy.

19.3                       A request for dispensation shall be made in writing and shall be supported by reasons. Any dispensation shall be approved in advance by the Management Board, shall be granted by the Compliance Officer in writing and shall be signed by the Compliance Officer and at least one Managing Director. Any dispensation granted, if required, shall be publicly disclosed to the Company’s shareholders in accordance with applicable United States securities laws and the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted.

19.4                       If and when a dispensation is granted for a specific matter, this does not automatically entitle other Employees or Officers to receive dispensation for that same matter, or for similar matters. Any Employee or Officer who receives a dispensation, shall not automatically be entitled to any renewal, revision or extension of such dispensation.

AMENDMENTS AND DEVIATIONS

Article 20

Pursuant to a resolution to that effect, the Management Board may, with the approval of the Supervisory Board, amend or supplement this policy and, without prejudice to Article 19, allow temporary deviations from this policy.

GOVERNING LAW AND JURISDICTION

Article 21

This policy shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this policy shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.